Exhibit 99.3
Paramount Resources Ltd.
Consolidated Financial Statements
As at December 31, 2006 and 2005
and for the years then ended

Management’s Report
The accompanying Consolidated Financial Statements of Paramount Resources Ltd. (the “Company”) are the responsibility of Management and have been approved by the Board of Directors. The Consolidated Financial Statements have been prepared by Management in Canadian dollars in accordance with Canadian Generally Accepted Accounting Principles and include certain estimates that reflect Management’s best judgments. When alternative accounting methods exist, Management has chosen those it considers most appropriate in the circumstances. Financial information contained throughout the annual report is consistent with these financial statements.
Management is also responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. The Company’s internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that the Company’s assets are safeguarded.
The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and internal control. The Board of Directors exercises this responsibility through the Audit Committee. The Audit Committee meets regularly with Management and the independent auditors to ensure that Management’s responsibilities are properly discharged and to review the Consolidated Financial Statements. The Audit Committee reports its findings to the Board of Directors for consideration when approving the Consolidated Financial Statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors. The Audit Committee of the Board of Directors is comprised entirely of non-management directors.
Ernst & Young LLP, independent auditors appointed by the shareholders of the Company, conducts an examination of the Consolidated Financial Statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP have full and free access to the Audit Committee and Management.

/s/ Clayton H. Riddell	/s/ Bernard K. Lee

Clayton H. Riddell	Bernard K. Lee
Chief Executive Officer	Chief Financial Officer
March 16, 2007

Independent Auditors’ Report on Financial Statements
To the Shareholders of Paramount Resources Ltd.
We have audited the consolidated balance sheets of Paramount Resources Ltd. (the “Company”) as at December 31, 2006 and 2005 and the consolidated statements of earnings (loss), retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2007 expressed an unqualified opinion thereon.

Calgary, Canada March 16, 2007	/s/ Ernst & Young LLP Chartered Accountants

Paramount Resources Ltd.
Consolidated Balance Sheets
($ thousands)

As at December 31	2006	2005

ASSETS (Note 6)
Current assets
Cash	$14,357	$—
Short-term investments (Market value: 2006 — $4,020; 2005 — $16,176)	3,890	14,048
Accounts receivable	103,324	92,772
Distributions receivable from Trilogy Energy Trust (Note 13)	2,406	12,028
Financial instruments (Note 11)	22,758	2,443
Prepaid expenses and other	3,059	3,869

	149,794	125,160
Property, plant and equipment (Notes 4 and 16)	983,059	914,579
Long-term investments and other assets (Notes 5 and 6)	232,948	56,467
Goodwill (Note 16)	12,221	12,221
Future income taxes (Note 10)	41,002	2,923

	$1,419,024	$1,111,350

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$227,338	$155,076
Due to related parties (Note 13)	1,476	6,439
Financial instruments (Note 11)	—	7,056
Current portion of stock-based compensation liability (Note 9)	5,243	27,272

	234,057	195,843
Long-term debt (Note 6)	508,849	353,888
Asset retirement obligations (Note 7)	83,815	66,203
Deferred credit	—	6,528
Stock-based compensation liability (Note 9)	28,004	50,729
Non-controlling interest	549	1,338

	855,274	674,529

Commitments and Contingencies (Notes 6, 11 and 14)

Shareholders’ Equity
Share capital (Note 8)	341,071	198,417
Retained earnings	222,679	238,404

	563,750	436,821

	$1,419,024	$1,111,350

See accompanying notes to Consolidated Financial Statements.
On behalf of the Board

/s/ J. H. T. Riddell	/s/ J.C. Gorman

J. H. T. Riddell	J. C. Gorman
Director	Director

Paramount Resources Ltd.
Consolidated Statements of Earnings (Loss)
($ thousands, except as noted)

Year Ended December 31	2006	2005

Revenue
Petroleum and natural gas sales (Note 13 and 16)	$312,596	$482,670
Gain (loss) on financial instruments (Note 11)	69,569	(36,042)
Royalties	(47,957)	(91,227)

	334,208	355,401

Expenses
Operating	71,943	75,858
Transportation	14,181	24,552
General and administrative (Note 13)	31,378	21,540
Stock-based compensation (Notes 9 and 13)	(3,436)	64,607
Depletion, depreciation and accretion	156,190	184,469
Exploration	17,798	15,687
Dry hole	33,464	44,895
(Gain) loss on sale of property, plant and equipment	(1,850)	(8,412)
Write-down of petroleum and natural gas properties	183,799	14,867
Interest	33,934	27,361
Foreign exchange (gain) loss	9,822	(8,472)
Premium on redemption of US debt (Note 6)	—	53,114
Provision for doubtful accounts	9,306	—

	556,529	510,066

	(222,321)	(154,665)
Income from equity investments and other (Note 5)	154,447	49,869

Earnings (loss) before tax	(67,874)	(104,796)

Income and other tax expense (recovery) (Note 10)
Current and large corporations tax expense	1,682	9,763
Future income tax expense (recovery)	(51,763)	(50,627)

	(50,081)	(40,864)

Net earnings (loss)	$(17,793)	$(63,932)

Net earnings (loss) per common share ($/share)
Basic	(0.26)	(0.99)
Diluted	(0.26)	(0.99)

Weighted average common shares outstanding (thousands)
Basic	67,859	64,899
Diluted	67,859	64,899
Consolidated Statements of Retained Earnings
($ thousands)

Year Ended December 31	2006	2005

Retained earnings, beginning of year	$238,404	$322,107
Net earnings (loss)	(17,793)	(63,932)
Adjustment due to Trilogy Spinout (Note 3)	—	(20,281)
Share in equity investee capital transactions	2,068	510

Retained earnings, end of year	$222,679	$238,404

See accompanying notes to Consolidated Financial Statements.

Paramount Resources Ltd.
Consolidated Statements of Cash Flows
($ thousands)

Year Ended December 31	2006	2005

Operating activities
Net earnings (loss)	$(17,793)	$(63,932)
Add (deduct)
Items not involving cash (Note 12)	174,885	266,110
Realized foreign exchange gain on US debt	—	(14,333)
Premium on redemption of US debt	—	53,114
Asset retirement obligation expenditures (Note 7)	(779)	(990)
Exploration	15,321	12,548

Funds flow from operations	171,634	252,517
Change in non-cash working capital (Note 12)	10,807	(85,300)

	182,441	167,217

Financing activities
Long-term debt — draws	422,727	489,630
Long-term debt — repayments	(443,054)	(583,439)
Proceeds on issuance of US debt, net of issuance costs	162,473	(4,782)
Open market purchases of US debt	—	(1,088)
Premium on exchange debt of US Notes (Note 6)	—	(45,077)
Common shares issued, net of issuance costs	125,985	50,438
Receipt of funds on Trust Spinout (Note 3)	—	220,000

	268,131	125,682

Investing activities
Additions to property, plant and equipment	(528,865)	(433,980)
Proceeds on sale of property, plant and equipment	7,183	10,643
Reorganization costs	(1,427)	(4,004)
Equity investments	(485)	(6,857)
Return of capital received, net of non-controlling interest	20,132	1,931
(Decrease) increase in deferred credit	—	6,528
Change in non-cash working capital (Note 12)	67,247	132,840

	(436,215)	(292,899)

Increase (decrease) in cash	14,357	—
Cash, beginning of year	—	—

Cash, end of year	$14,357	$—

Supplemental cash flow information (Note 12).
See accompanying notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
1. Summary of Significant Accounting Policies
Paramount Resources Ltd. (“Paramount” or the “Company”) is an independent Canadian energy company that explores for, develops, processes, transports and markets petroleum and natural gas. Paramount’s principal properties are located in Alberta, the Northwest Territories and British Columbia in Canada, and in Montana and North Dakota in the United States. These Consolidated Financial Statements are stated in Canadian dollars and have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), which differ in some respects from GAAP in the United States. These differences are described in Note 17 — Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles.
(a) Principles of Consolidation
These Consolidated Financial Statements include the accounts of Paramount Resources Ltd. and its subsidiaries.
Investments in jointly controlled companies, jointly controlled partnerships and unincorporated joint ventures are accounted for using the proportionate consolidation method, whereby Paramount’s proportionate share of revenues, expenses, assets and liabilities are included in the accounts.
Investments in companies and partnerships in which Paramount does not have direct or joint control over the strategic operating, investing and financing decisions, but over which it has significant influence, are accounted for using the equity method.
(b) Measurement Uncertainty
The timely preparation of these Consolidated Financial Statements in conformity with Canadian GAAP requires that management make estimates and assumptions and use judgment that affect: (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements; and (ii) the reported amounts of revenues and expenses during the reported periods. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Actual results could differ materially from these estimates.
The amounts recorded for depletion, depreciation and accretion, asset retirement obligations, and amounts used for impairment test calculations are based on estimates of reserves, future costs, petroleum and natural gas prices and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact of changes in these estimates and assumptions on the consolidated financial statements of future periods could be material.
Crown royalties for Paramount’s production from frontier lands in the Northwest Territories have been provided for in the Consolidated Financial Statements based on the Company’s interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments for a significant portion of its past Northwest Territories royalty filings with the Government of Canada. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of future audits and/or assessments by the Government of Canada of Paramount’s Northwest Territories crown royalty filings. Additional amounts could become payable and the impact on the Consolidated Financial Statements could be material.
(c) Revenue Recognition
Revenues associated with the sale of natural gas, crude oil, and natural gas liquids are recognized when title passes from Paramount to third parties.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
(d) Short-Term Investments
Short-term investments are carried at the lower of cost and market value, and include investments such as common shares, partnership units, trust units, and short-term debentures.
(e) Property, Plant and Equipment
Paramount follows the successful efforts method of accounting for its petroleum and natural gas operations. Under this method, acquisition costs of oil and gas properties and costs of drilling and equipping development wells are capitalized. Costs of drilling exploratory wells are initially capitalized. If economically recoverable reserves are not found, such costs are charged to earnings as dry hole expense. Exploration wells are assessed annually, or more frequently as economic conditions dictate, for determination of reserves, and as such, success. Costs of drilling exploratory wells remain capitalized when a well has found a sufficient quantity of reserves to justify its completion as a producing well and sufficient progress is being made to assess the reserves and the economic and operating viability of the well. All other exploration costs, including geological and geophysical costs and annual lease rentals are charged to earnings as exploration expense when incurred. Producing areas and significant unproved properties are assessed annually, or more frequently as economic events dictate, for potential impairment. Any impairment loss is the difference between the carrying value of the asset and its fair value. Fair value is calculated as the present value of estimated expected future cash flows from proved and probable reserves.
(f) Depletion and Depreciation
Capitalized costs of proved oil and gas properties are depleted using the unit of production method. For purposes of these calculations, production and reserves of natural gas are converted to barrels on an energy equivalent basis.
The costs of successful exploratory wells and development wells are depleted over proved developed reserves while acquired resource properties with proved reserves are depleted over proved reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves. Costs are transferred to depletable costs as proved reserves are recognized. At the date of acquisition, an evaluation period is determined after which any remaining probable reserve costs associated with producing fields are transferred to depletable costs.
Costs associated with significant development projects are not depleted until commercial production commences. Depreciation of gas plants, gathering systems and production equipment is provided on a straight-line basis over their estimated useful life, varying from 12 to 40 years. Depreciation of other equipment is provided on a declining balance method at rates varying from 20 to 50 percent.
(g)   Asset Retirement Obligations
Paramount recognizes the fair value of an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of the fair value can be made. The fair value of the asset retirement obligations are capitalized as part of the cost of the related long-lived asset and depreciated on the same basis as the underlying asset. The accumulated asset retirement obligation is adjusted for the passage of time, which is recognized in depletion, depreciation and accretion expense in the consolidated statement of earnings (loss), and for revisions in either the timing or the amount of the original estimated cash flows associated with the liability. Actual costs incurred upon settlement of the asset retirement obligation reduce the asset retirement obligation to the extent of the liability recorded. Differences between the actual costs incurred upon settlement of the asset retirement obligation and the liability recorded are recognized in Paramount’s earnings in the period in which the settlement occurs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
(h) Goodwill
Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is not amortized and is assessed annually by Paramount for impairment. Impairment is assessed based on a comparison of the fair value of Paramount’s properties compared to the carrying value of the properties, including goodwill. Any excess of the carrying value of the properties, including goodwill, over its fair value is the impairment amount, and is charged to earnings in the period identified.
(i) Foreign Currency Translation
Paramount’s foreign operations are considered integrated and therefore, the accounts related to such operations are translated into Canadian dollars using the temporal method.
Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates of exchange. Results of foreign operations are translated to Canadian dollars at the monthly average exchange rates for revenues and expenses, except for depreciation and depletion which are translated at the rate of exchange applicable to the related assets. Resulting translation gains and losses are included in net earnings.
(j) Financial Instruments
Paramount periodically utilizes derivative financial instrument contracts such as forwards, futures, swaps and options to manage its exposure to fluctuations in petroleum and natural gas prices, the Canadian/US dollar exchange rate and interest rates.
Financial instruments that do not qualify as hedges, or are not designated as hedges, are recorded at fair value on Paramount’s consolidated balance sheet, with subsequent changes in fair value recognized in net earnings. Realized gains or losses from financial instruments related to commodity prices are recognized in net earnings as the contracts are settled. The estimated fair value of financial instruments is based on quoted market prices or, in their absence, third party market indicators and forecasts.
(k) Income Taxes
Paramount follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized for the effect of any difference between the carrying amount of an asset or liability reported in the financial statements and its respective tax basis, using substantively enacted income tax rates. Accumulated future income tax balances are adjusted to reflect changes in substantively enacted income tax rates, with adjustments being recognized in net earnings in the period in which the change occurs.
(l) Flow-Through Shares
Paramount has financed a portion of its exploration activities through the issue of flow-through shares. As permitted under the Income Tax Act (Canada), the tax attributes of eligible expenditures incurred with the proceeds of flow-through share issuances are renounced to subscribers. On the date that Paramount files the renouncement documents with the tax authorities, a future income tax liability is recognized and shareholders’ equity is reduced, for the tax effect of expenditures renounced to subscribers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
(m) Stock-Based Compensation
Paramount has granted stock options to employees and directors, the details of which are described in Note 9 — Stock-based Compensation.
Paramount uses the intrinsic value method to recognize compensation expense associated with the Paramount Options, New Paramount Options and Holdco Options (all as defined in Note 9). Applying the intrinsic value method to account for stock-based compensation, a liability is accrued over the vesting period of the options, based on the difference between the exercise price of the options and the market price or fair value of the underlying securities. The liability is revalued at the end of each reporting period to reflect changes in the market price or fair value of the underlying securities and the passage of time, with the net change being recognized in earnings as stock-based compensation expense (recovery). When options are surrendered for cash, the cash settlement paid reduces the outstanding liability to the extent the liability was accrued. The difference between the cash settlement and the accrued liability is recognized in earnings as stock-based compensation expense. When options are exercised for common shares, consideration paid by the option holder and the previously recognized liability associated with the options are recorded as an increase to share capital.
(n) Comparative Figures
Certain comparative figures have been reclassified to conform to the current year’s financial statement presentation.
2. Changes in Accounting Policies
Accounting for Suspended Well Costs
On July 1, 2005, Paramount adopted the guidance set out by FASB Staff Position FAS19-1 “Accounting for Suspended Well Costs” (“FSP FAS 19-1”) with respect to suspended exploratory wells. FSP FAS 19-1 replaced certain provisions of FASB Statement No. 19 setting out certain criteria in continuing to capitalize drilling costs of suspended exploratory wells and exploratory-type stratigraphic wells and requiring management to apply more judgment in evaluating whether costs meet criteria for continued capitalization. No significant costs were written off as a result of the adoption of FSP FAS 19-1. Additional information on suspended wells required to be disclosed by FSP FAS 19-1 is set out in Note 4 — Property Plant and Equipment.
3.  Trilogy Spinout
On April 1, 2005, Paramount completed a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta) and other transactions, resulting in the creation of Trilogy Energy Trust (“Trilogy”) as a new publicly-traded energy trust (the “Trilogy Spinout”).
Through the Trilogy Spinout:
•	Certain properties owned by Paramount that were located in the Kaybob and Marten Creek areas of Alberta and three natural gas plants operated by Paramount became property of Trilogy (the “Spinout Assets”);

•	Paramount received an aggregate $220 million in cash (including $30 million as settlement of working capital accounts) and 79.1 million trust units of Trilogy (64.1 million of such trust units ultimately being

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
received by Paramount shareholders) as consideration for the Spinout Assets and related working capital adjustments; and
•	Paramount’s shareholders received one class A common share of Paramount (each a “Common Share”) and one unit of Trilogy for each common share of Paramount previously held, resulting in Paramount’s shareholders owning 64.1 million (81 percent) of the 79.1 million issued and outstanding trust units of Trilogy, and Paramount holding the remaining 15.0 million (19 percent) of such Trilogy trust units.
Upon completion of the Trilogy Spinout, shareholders of Paramount owned all of the issued and outstanding Common Shares of Paramount.
Paramount’s transfer of the Spinout Assets to Trilogy under the Trilogy Spinout did not result in a substantive change in ownership of the Spinout Assets under GAAP. Therefore, the transaction was accounted for using the carrying value of the net assets transferred and did not give rise to a gain or loss in the Consolidated Financial Statements of Paramount. The net change to retained earnings was a $20.3 million decrease. The carrying value in Paramount’s Consolidated Financial Statements of the assets net of related liabilities transferred to Trilogy on April 1, 2005 were as follows:

Property, plant and equipment, net	$637,196
Goodwill	19,400
Asset retirement obligations	(65,076)
Net working capital accounts	(50,884)
Future income tax liabilities	(142,111)

$398,525

The following table provides a summary of the impact of the Trilogy Spinout on share capital, retained earnings, and the residual value of Paramount’s 19 percent interest in Trilogy immediately after the Trilogy Spinout becoming effective:

			Investment in
			Trilogy Energy
	Share Capital	Retained Earnings	Trust(1)	Total

Balance as at March 31, 2005	$314,272	$276,549	$—	$590,821

Common share exchange (Note 8)	(157,136)	157,136	—	—
Carrying value of assets and liabilities transferred to Trilogy	—	(322,805)	(75,720)	(398,525	)(2)
Cash received per the plan of arrangement	—	153,900	36,100	190,000	(2)
Tax expense arising on reorganization	—	(3,752)	—	(3,752)
Reorganization costs related to Trilogy Spinout	—	(4,004)	—	(4,004)
Paramount’s equity share of Trilogy formation costs	—	(756)	—	(756)

Net adjustments	(157,136)	(20,281)	(39,620)	(217,037)

Balance as at April 1, 2005	$157,136	$256,268	$(39,620)	$373,784

(1)	Amounts were credited (debited) to Investment in Trilogy Energy Trust.

(2)	Excluding $30 million initial cash settlement of working capital distribution accounts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
4. Property, Plant and Equipment

		2006		2005

		Accumulated
		Depletion and
	Cost	Depreciation	Net Book Value	Net Book Value

Petroleum and natural gas properties	$955,286	$(406,301)	$548,985	$606,185
Gas plants, gathering systems and production equipment	496,762	(91,775)	404,987	303,871
Other	42,152	(13,065)	29,087	4,523

	$1,494,200	$(511,141)	$983,059	$914,579

Included in property, plant and equipment are asset retirement costs, net of accumulated depletion and depreciation, of $52.9 million (2005 — $40.5 million). Capitalized costs associated with non-producing petroleum and natural gas properties totaling approximately $335.4 million (2005 — $319.7 million) are currently not subject to depletion.
For the year ended December 31, 2006, Paramount expensed $33.5 million in dry hole costs (2005 — $44.9 million). A portion of the dry hole costs expensed related to prior year capital projects that were determined in the current year to have no future economic value.
Continuity of Suspended Exploratory Well Costs

	2006	2005

Balance at January 1	$142,737	$117,839
Additions pending the determination of proved reserves	134,821	110,687
Reclassifications to proved reserves	(95,674)	(54,487)
Wells costs charged to dry hole expense	(12,204)	(24,013)
Wells sold	(11,907)	(7,289)

Balance at December 31	$157,773	$142,737

Aging of Capitalized Exploratory Well Costs

	2006	2005

Capitalized exploratory well costs that have been capitalized for a period of one year or less	$63,265	$80,289
Capitalized exploratory well costs that have been capitalized for a period of greater than one year	94,508	62,448

Balance at December 31	$157,773	$142,737

Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	92	63

At December 31, 2006, $66.2 million of the capitalized costs of suspended wells related to Colville Lake in the Northwest Territories, and costs incurred to date in respect of farm-in commitments entered into during the third quarter of 2006 — see Note 14. The commerciality of the gas in Colville Lake is being evaluated in conjunction with the planned drilling program and the anticipated timing for construction of the MacKenzie Valley Gas Pipeline. The remaining capitalized costs relate to projects where infrastructure decisions are dependent upon environmental permission and production capacity, or where Paramount is continuing to assess reserves and their potential development, including those relating to oil sands.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
5. Long-Term Investments and Other Assets

	2006	2005

Equity accounted investments:
Trilogy Energy Trust (“Trilogy”)	$60,821	$51,665
North American Oil Sands Corporation (“North American”)	161,626	—
Private oil and gas company (“Privateco”)	2,042	623

	224,489	52,288
Deferred financing costs, net of amortization and other	8,459	4,179

	$232,948	$56,467

Income From Equity Investments and Other
The following tables provide a summary of the components of income from equity investments and other, as included in the consolidated statements of earnings (loss):

	Year ended December 31, 2006

	Trilogy	North American	Privateco	Total

Equity income (loss)	$26,487	$(4,414)	$1,419	$23,492
Dilution gain	18,362	111,345	—	129,707

	$44,849	$106,931	$1,419	153,199
Gain on sale of investments and other				1,248

				$154,447

	Year ended December 31, 2005

	Trilogy	Gas LP	Privateco	Total

Equity income (loss)	$21,191	$(1,145)	$3,155	$23,201
Dilution gain	21,880	—	—	21,880
Provision for impairment	—	(1,130)	—	(1,130)

	$43,071	$(2,275)	$3,155	43,951
Gain on sale of investments and other				5,918

				$49,869

Paramount records its share of Trilogy’s equity income on a before-tax basis and the tax expense on that equity income is presented as a component of Paramount’s tax expense, because Trilogy is a trust and Paramount’s share of Trilogy’s income is ultimately taxable to Paramount. Paramount records its share of the equity income of other equity accounted investees net of tax.
Trilogy Energy Trust
Paramount owns 16.2 percent of the issued and outstanding trust units of Trilogy as of December 31, 2006 (December 31, 2005 — 17.7 percent). Paramount equity accounts for its investment in Trilogy on the basis that Paramount and Trilogy have certain common members of management, directors and significant equity holders. The fair value of Paramount’s investment in Trilogy, as of December 31, 2006, is approximately $171.4 million (2005 — $357.8 million), estimated using year-end market information.
In both 2006 and 2005, Trilogy issued additional trust units to third parties. As a result, Paramount’s equity interest in Trilogy was reduced to 16.2 percent from 17.7 percent during 2006 (2005 — 17.7 percent from 19.0 percent). This resulted in the recognition of dilution gains totaling $18.4 million in 2006 (2005 — $21.9 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
North American Oil Sands Corporation
In April 2006, Paramount closed a transaction whereby it vended its interest in certain oil sands properties and other assets to North American for approximately 50 percent of the then outstanding common shares of North American and aggregate cash consideration of approximately $17.5 million. The transaction was measured at the carrying value of the properties transferred of $63.1 million, including a deferred credit of $6.5 million. In association with the transaction, a gain of approximately $1.2 million was recorded representing the reduction in Paramount’s economic interest following the transaction. The remainder of the cash consideration was recognized as a return of Paramount’s investment in North American.
Paramount owns 34.0 percent of the issued and outstanding shares of North American as of December 31, 2006 (December 31, 2005 — nil). The fair value of this investment, as of December 31, 2006, is approximately $409.5 million, estimated using recent private placements completed by North American. In 2006, North American issued additional shares to third parties. As a result, Paramount’s equity interest in North American was reduced to 34.0 percent from 49.8 percent. This resulted in the recognition of dilution gains totaling $111.3 million.
Private Oil and Gas Company
Paramount owns 24.8 percent of the issued and outstanding shares of Privateco as of December 31, 2006 (December 31, 2005 — 24.8 percent). In October 2005, Paramount received distributions, valued at $5.7 million, in the form of common shares of a Toronto Stock Exchange listed oil and gas company from Privateco. The distributions consisted of a return-of-capital of $1.9 million and dividends of $3.8 million resulting from a disposition of one of Privateco’s producing properties.
Gas Marketing Limited Partnership (“Gas LP”)
In March 2005, Paramount completed a transaction whereby it acquired an indirect 30 percent interest (25 percent net of non-controlling interest) in a Gas Marketing Limited Partnership for $7.5 million (US$6 million). The Gas Marketing Limited Partnership commenced operations during March 2005 and was being accounted for using the equity method. During November 2005, the Gas Marketing Limited Partnership ceased commercial operations with the intention to dissolve. In connection with such planned dissolution, Paramount recognized a before tax provision for impairment of $1.1 million in 2005. In 2006 Paramount realized a return of capital of $4.9 million on its initial investment. The remaining portion of the net realizable value of this investment has been presented as part of short-term investments.
6. Long-Term Debt

	2006	2005

Credit facilities	$85,118	$105,479
Term Loan B Facility due 2012 (US$150.0 million)	174,810	—
8 1/2 percent US Senior Notes due 2013 (US$213.6 million)	248,921	248,409

	$508,849	$353,888

Credit Facilities
At December 31, 2006 and 2005, Paramount had a $200.0 million committed credit facility with a syndicate of Canadian banks. At December 31, 2006, the net base available was $121.0 million after adjustments for US Senior Notes and Term Loan B Facility service costs. Borrowings under the credit facility bear interest at floating rates

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
based on the lender’s prime rate, bankers’ acceptance rate, or LIBOR, at the discretion of Paramount, plus an applicable margin depending on certain conditions. At December 31, 2006, the weighted average interest rate on borrowings under the credit facility was 5.6 percent per annum (December 31, 2005 — 4.9 percent). At December 31, 2006 advances drawn on the credit facility were secured by a first fixed and floating charge over the assets of Paramount, excluding 12.8 million of the Trilogy trust units and all of the North American shares owned by Paramount. The credit facilities are available on a revolving basis for a period of 364 days from March 30, 2006 and can be extended a further 364 days upon request, subject to approval by the lenders. Paramount has requested an extension of the revolving term of the credit facility to March 27, 2008, pending approval of the lenders. In the event the revolving period is not extended, the facility would be available on a non-revolving basis for a one year term, at the end of which time the facility would be due and payable.
At December 31, 2006, Paramount had letters of credit totaling $20.8 million outstanding (December 31, 2005 — $23.3 million). These letters of credit have not been drawn; however they reduce the amount available to Paramount under the credit facilities.
Term Loan B Facility
In August 2006, Paramount closed a six year US$150.0 million non-revolving Term Loan B Facility (the “TLB Facility”). The full amount of the TLB Facility was drawn on closing. The TLB Facility is secured by all of the common shares of North American owned by Paramount.
Paramount may repay all or a portion of the TLB Facility at any time, however, the Company is not required to repay the TLB Facility prior to the maturity of the six year term. If any of the North American shares pledged as security are sold, Paramount must make an offer to repay an amount of the TLB Facility equal to the net proceeds of such a sale. Repayments during the first and second years are subject to premiums of 2% and 1% of principal, respectively. Subsequent repayments are not subject to premiums.
Borrowings under the TLB Facility bear interest at floating rates, based on LIBOR, the US Federal Funds rate or the Base Rate of the Administrative Agent. At December 31, 2006, the interest rate on borrowings under the TLB Facility was 9.9 percent per annum. So long as the TLB Facility is not in default, Paramount has discretion with respect to the basis upon which interest rates are set. In any event of repayment, holders are entitled to receive any accrued and unpaid interest.
US Senior Notes
In February 2005, Paramount completed a note exchange offer and consent solicitation, issuing US$213.6 million principal amount of 8 1/2 percent Senior Notes due 2013 (the “US Senior Notes”) and paying aggregate cash consideration of $45.1 million (US$36.2 million) in exchange for approximately 99.3 percent of the then outstanding 7 7/8 percent Senior Notes due 2010 (the “2010 Notes”), all of the then outstanding 8 7/8 percent Senior Notes due 2014 (the “2014 Notes”) and the note holders’ consent for Paramount to proceed with the Trilogy Spinout. At December 31, 2005, Paramount’s obligations respecting the 2010 Notes and 2014 Notes were extinguished as a result of the note exchange and subsequent open market repurchases. Paramount expensed $8.0 million of deferred financing costs associated with the 2010 Notes and the 2014 Notes in 2005.
The US Senior Notes bear interest at a rate of 8 1/2 percent per annum, mature on January 31, 2013 and are secured by 12.8 million of the Trilogy trust units that are owned by Paramount. Paramount may sell any or all of these trust units, in one or more transactions, provided it offers to redeem the US Senior Notes with the net proceeds received. Paramount may also, at its option, redeem all or a portion of the US Senior Notes after January 31, 2007 in one or more transactions. The redemption price associated with such events would be par plus a redemption premium, if

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
applicable, of up to 4 1/4 percent, depending on when the US Senior Notes are redeemed. In any event of redemption, holders are entitled to receive any accrued and unpaid interest.
7. Asset Retirement Obligations

	2006	2005

Asset retirement obligations, beginning of year	$66,203	$101,486
Adjustment resulting from the Trilogy Spinout (Note 3)	—	(65,076)
Reduction on disposal of properties	(2,949)	—
Liabilities incurred	6,684	3,614
Revisions in estimated cost of abandonment	7,352	22,113
Liabilities settled	(779)	(990)
Accretion expense	7,304	5,056

Asset retirement obligations, end of year	$83,815	$66,203

The total future asset retirement obligation was estimated by management based on Paramount’s net ownership in all wells and facilities, estimated work to reclaim and abandon the wells and facilities, and the estimated timing of the costs to be incurred in future periods. The undiscounted asset retirement obligations associated with Paramount’s oil and gas properties at December 31, 2006 are $187.8 million (December 31, 2005 — $138.4 million), which have been discounted using credit-adjusted risk-free rates between 7 7/8 percent and 8 7/8 percent. The majority of these obligations are not expected to be settled for several years, or decades, in the future and will be funded from general company resources at that time.
8. Share Capital
Authorized
Paramount’s authorized capital is comprised of an unlimited number of voting Class A Common Shares, an unlimited number of non-voting redeemable / retractable Class X Preferred Shares, an unlimited number of Class Y Preferred Shares, an unlimited number of non-voting redeemable / retractable Class Z Preferred Shares, and an unlimited number of non-voting Preferred Shares issuable in series, all of such classes of shares without par value. The redemption price for each Class X Preferred Share and each Class Z Preferred Share is $15.23. The redemption price for each Class Y Preferred Share is $5.00. The Class X Preferred Shares, Class Y Preferred Shares and Class Z Preferred Shares carry non-cumulative preferential dividends as and when declared by the Board of Directors of Paramount.
Trilogy Spinout
In connection with the Trilogy Spinout, the following transactions took place:
•	34.2 million common shares held by shareholders (which exclude common shares held by “Substantial Shareholders” as later defined) were transferred to Paramount in exchange for the issuance to such shareholders of 34.2 million Common Shares and 34.2 million Class X Preferred Shares, whereupon the common shares received by Paramount were cancelled.

•	29.9 million common shares held by Substantial Shareholders (a person who either alone or together with persons that were related to that person for purposes of the Income Tax Act (Canada), beneficially owned 25 percent or more of the issued and outstanding common shares) were transferred to Paramount in exchange for

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
the issuance to such Substantial Shareholders of 29.9 million Common Shares and 29.9 million Class Z Preferred Shares, whereupon the common shares received by Paramount were cancelled.
•	All of the issued and outstanding Class Z Preferred Shares were redeemed by Paramount in exchange for the issuance by Paramount of notes payable to the Substantial Shareholders (the “Redemption Notes”) whereupon all of the Class Z Preferred Shares were cancelled.

•	The Redemption Notes were transferred and assigned to a subsidiary of Trilogy by the Substantial Shareholders in exchange for 29.9 million Trilogy trust units. The Redemption Notes were extinguished during the course of the Trilogy Spinout reorganization.

•	All of the issued and outstanding Class X Preferred Shares were transferred by the holders of such shares to a wholly-owned subsidiary of Paramount Resources Ltd. (“Exchangeco”) in exchange for Trilogy trust units. As of December 31, 2006, Exchangeco held 34.2 million Class X Preferred Shares of Paramount Resources Ltd. (December 31, 2005 — 34.2 million Class X Preferred Shares).
For presentation purposes, Paramount has shown the Class A Common Shares as a continuity of the common shares, with an adjustment to the carrying value of such shares to reflect the impact of the Trilogy Spinout.
Issued and Outstanding

Common Shares / Class A Common Shares	Shares	Amount

Balance December 31, 2004	63,185,600	$302,932

Issued on exercise of stock options (Note 9)	1,136,075	29,126
Issued for cash	1,900,000	40,407
Share issuance costs, net of tax benefit	—	(525)
Tax adjustment on share issuance costs and flow-through share renunciations	—	(16,387)
Share exchange adjustment on Trilogy Spinout (Note 3)		(157,136)

Balance December 31, 2005	66,221,675	198,417

Issued on exercise of stock options (Note 9)	857,300	27,749
Issued for cash	3,200,000	123,734
Share issuance costs, net of tax benefit	—	(1,935)
Tax adjustment on flow-through share renunciations	—	(6,894)

Balance December 31, 2006	70,278,975	$341,071

In November 2006, Paramount completed the private placement of 1,000,000 Common Shares issued on a flow-through basis at a price of $33.75 per share. The gross proceeds of this issue were $33.8 million. In November 2006, Paramount also completed the private placement of 1,000,000 Common Shares issued on a flow-through basis at a price of $33.75 per share to companies controlled by Paramount’s Chairman and Chief Executive Officer, and a member of their family. The gross proceeds of this issue were $33.8 million.
In March 2006, Paramount completed the private placement of 600,000 Common Shares issued on a flow-through basis at a price of $52.00 per share. The gross proceeds of this issue were $31.2 million. Paramount also completed the private placement of 600,000 Common Shares at a price of $41.72 per share on the same day to companies controlled by Paramount’s Chairman and Chief Executive Officer. The gross proceeds of this issue were $25.0 million.
In July 2005, Paramount completed the private placement of 1,900,000 Common Shares issued on a flow-through basis at a price of $21.25 per share. The gross proceeds of this issue were $40.4 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
9. Stock-based Compensation
Paramount Options
Paramount has a stock option plan (the “Plan”) that enables the Board of Directors or its Compensation Committee to grant to key Paramount employees and directors options to acquire common shares of the company. The exercise price of an option is no lower than the closing market price of the common shares on the day preceding the date of grant. Upon exercise of options under the Plan, optionholders may be entitled to receive, at the election of the employee, either a share certificate for the common shares or a cash payment in an amount equal to the positive difference, if any, between the market price and the exercise price of the number of common shares in respect of which the option is exercised: the market price being the weighted average trading price of the common shares on the Toronto Stock Exchange for the five (5) trading days preceding the date of exercise. Paramount, however, can refuse to accept a cash surrender. When options are surrendered for cash, the cash settlement paid reduces the previously accrued liability. Differences between the cash settlement amount and the liability accrued are recognized in earnings as stock-based compensation expense. Options granted generally vest over four years and have a four and a half year contractual life.
Under the terms of the plan of arrangement reorganization respecting the Trilogy Spinout, effective April 1, 2005, each outstanding Paramount Option was replaced with one New Paramount Option and one Holdco Option. A New Paramount Option and a Holdco Option issued in replacement of a Paramount Option each related to the same number of Common Shares and Holdco shares, which derive their value from Trilogy trust units, respectively, as the number of common shares issuable under the replaced Paramount Option, and had the same aggregate exercise price as the replaced Paramount Option with the respective exercise price being determined based on the Common Share weighted average trading price and the Trilogy trust unit weighted average trading price. This was intended to preserve, but not enhance, the economic benefit to the optionholders.
New Paramount Options
Each New Paramount Option is subject to the Plan and is identical to the Paramount Option, except that, for each New Paramount Option that replaced the Paramount Options;
a)	it entitles the holder to acquire Common Shares;

b)	the exercise price was determined by multiplying the exercise price of the Paramount Option it replaced by the fraction determined by dividing the Common Shares weighted average trading price by the sum of the Common Shares weighted average trading price and the Trilogy trust unit weighted average trading price; and

c)	the provisions relating to termination in the event of ceasing to be a Paramount employee only apply in the event the optionholder is no longer employed by either Paramount or Trilogy.
The granting of Paramount Options ceased March 31, 2005. Effective April 1, 2005, only New Paramount Options are granted under the Plan.
Holdco Options
Under the Trilogy Spinout, Paramount transferred 2.3 million Trilogy trust units to a wholly owned, non-public subsidiary of Paramount (“Holdco”). The Holdco Options are not subject to the Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
Each Holdco Option entitles the holder thereof to acquire from Paramount the same number of common shares of Holdco, as the number of common shares issuable under the holder’s Paramount Option. The exercise price is the exercise price of the original Paramount Option less the exercise price of the related New Paramount Option. The vesting dates and expiry dates are the same as the Paramount Option and the termination provisions are the same as for the related New Paramount Option.
Holdco’s shares are not listed for trading on any stock exchange. As a result, holders of the Holdco Options have the right, alternatively, to surrender options for cancellation in return for a cash payment from Paramount. The amount of the payment in respect of each Holdco share subject to the surrendered option is the difference between the fair market value of a Holdco share at the date of surrender and the exercise price. The fair market value of a Holdco share is based on the fair market value of the Trilogy trust units it holds and any after-tax cash and investments (resulting from distributions on the Trilogy trust units).
Under Paramount’s Employee Incentive Stock Option Plan, options can be granted up to a maximum of 10 percent of the outstanding capital of the corporation. As at December 31, 2006, the 10 percent limit was equivalent to a maximum grant of options of 7.0 million. As at December 31, 2006, 4.5 million New Paramount Options were outstanding, exercisable to April 30, 2011 at prices ranging from $4.33 to $43.25 per share. The following table provides a continuity of Paramount’s stock options:

New Paramount Options	2006		2005

	Weighted		Weighted
	Average		Average
	Exercise Price	Options	Exercise Price	Options

	($ / share)		($ / share)
Balance, beginning of year	$10.22	3,910,175	$—	—
Granted on Trilogy Spinout	—	—	5.53	2,279,500
Granted	34.48	1,688,500	14.89	2,030,250
Exercised	5.87	(857,550)	5.91	(321,575)
Cancelled	23.52	(272,200)	7.22	(78,000)

Balance, December 31	$19.41	4,468,925	$10.22	3,910,175

Options exercisable, December 31	$9.05	914,950	$5.08	853,800

Holdco Options	2006		2005

	Weighted		Weighted
	Average		Average
	Exercise Price	Options	Exercise Price	Options

	($ / share)		($ / share)
Balance, beginning of year	$5.79	1,985,375	$—	—
Granted on Trilogy Spinout	—	—	5.85	2,279,500
Exercised	4.99	(1,191,500)	5.11	(253,125)
Cancelled	10.70	(56,250)	9.98	(41,000)

Balance, December 31	$6.72	737,625	$5.79	1,985,375

Options exercisable, December 31	$5.86	303,250	$4.92	864,250

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)

Paramount Options	2006		2005

	Weighted		Weighted
	Average		Average
	Exercise Price	Options	Exercise Price	Options

	($ / share)		($ / share)
Balance, beginning of year	$—	—	$10.41	3,212,500
Granted	—	—	28.62	148,000
Exercised	—	—	10.50	(1,057,000)
Cancelled	—	—	26.90	(24,000)
Cancelled under the plan of arrangement reorganization	—	—	11.38	(2,279,500)

Balance, December 31	$—	—	$—	—

Options exercisable, December 31	$—	—	$—	—

Additional information about Paramount’s stock options outstanding as at December 31, 2006 is as follows:

	Outstanding			Exercisable

		Weighted	Weighted		Weighted
		Average	Average		Average
		Contractual	Exercise		Exercise
Exercise Prices	Number	Life	Price	Number	Price

			($ / share)		($ / share)

New Paramount Options
$4.33-$10.00	1,015,825	1.06	$4.87	662,450	$4.58
$10.01-$20.00	1,765,400	2.86	13.70	161,200	13.99
$20.01-$30.00	122,200	3.93	27.53	10,800	25.49
$30.01-$43.25	1,565,500	3.61	34.65	80,500	33.71

Total	4,468,925	2.74	$19.41	914,950	$9.05

Holdco Options
$4.58-$6.00	506,625	1.20	$4.70	262,250	$4.69
$6.01-$10.00	77,500	1.89	7.08	2,500	6.43
$10.03-$16.37	153,500	2.45	13.22	38,500	13.77

Total	737,625	1.53	$6.72	303,250	$5.86

The current portion of stock-based compensation liability of $5.2 million at December 31, 2006 ($27.3 million at December 31, 2005) represents the value, using the intrinsic value method, of vested Holdco Options and Holdco Options that will vest during the following twelve months. For exercises of New Paramount Options, Paramount has generally refused to accept a cash surrender since August 2005 and has therefore required holders of New Paramount Options to exercise their vested options and acquire Common Shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
10. Income Taxes
The following table reconciles income taxes calculated at the Canadian statutory rate to Paramount’s recorded income tax (recovery):

	2006	2005

Net earnings (loss) before tax	$(67,874)	$(104,796)
Effective Canadian statutory income tax rate	33.61%	37.81%

Expected income tax (recovery)	$(22,812)	$(39,623)
Increase (decrease) resulting from:
Non-deductible Canadian Crown payments	27	13,894
Federal resource allowance	(2,086)	(9,380)
Statutory and other rate differences	6,126	(2,950)
Attributed Canadian royalty income recognized	(54)	(564)
Large Corporations Tax and other	184	9,763
Non-taxable capital (gains) losses	4,308	(2,925)
Income from equity investments and other	(22,549)	(8,273)
Tax assets not previously recognized	(26,394)	(16,649)
Stock based compensation	1,338	16,980
Other	11,831	(1,137)

Income tax (recovery)	$(50,081)	$(40,864)

Components of Future Income Tax Asset

	2006	2005

Timing of partnership items	$(52,316)	$(84,412)
Property, plant and equipment less than of tax value	88,593	51,481
Asset retirement obligations	24,457	22,382
Stock-based compensation liability	1,757	11,235
Non-capital and net operating losses carried forward	1,393	—
Other	(22,882)	2,237

Future income tax asset	$41,002	$2,923

Paramount has $132.7 million of unused tax losses expiring between 2014 and 2019. In addition, Paramount has $30.8 million of deductible temporary differences for which no future income tax asset has been recognized.
11. Financial Instruments
Paramount has elected not to designate any of its financial instruments as hedges under Accounting Guideline 13, Hedging Relationships (“AcG-13”). Prior to January 1, 2004, Paramount had designated its derivative financial instruments as hedges. The fair value of all outstanding financial instruments that were no longer designated as hedges under AcG-13, were recorded on the consolidated balance sheet with an offsetting net deferred gain. The net deferred loss was recognized into net earnings until December 31, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
The following table presents a reconciliation of the change in the unrealized and realized gains and losses on financial instruments:

	2006	2005

Fair value of contracts, beginning of year	$(4,613)	$19,376
Change in fair value of contracts in place at beginning of year and contracts entered into during the year	69,569	(34,636)
Change in fair value of contracts recorded on transition	—	243
Amortization of deferred fair value of contracts	—	(1,649)
Fair value of contracts realized during the year (gain) / loss	(42,198)	12,053

Fair value of contracts, end of year	$22,758	$(4,613)

(a) Commodity Price Contracts
At December 31, 2006, Paramount was a party to the following financial forward commodity contracts:

	Amount	Price	Term

Sales Contracts
NYMEX Fixed Price	10,000 MMBtu/d	US$10.14/MMBtu	November 2006 — March 2007
NYMEX Fixed Price	10,000 MMBtu/d	US$10.37/MMBtu	November 2006 — March 2007
NYMEX Fixed Price	10,000 MMBtu/d	US$10.00/MMBtu	November 2006 — March 2007
NYMEX Fixed Price	10,000 MMBtu/d	US$11.15/MMBtu	November 2006 — March 2007
NYMEX Fixed Price	10,000 MMBtu/d	US$10.88/MMBtu	November 2006 — March 2007
WTI Fixed Price	1,000 Bbl/d	US$67.50/Bbl	January 2007 — December 2007
WTI Fixed Price	1,000 Bbl/d	US$67.51/Bbl	January 2007 — December 2007
Purchase Contracts
NYMEX Fixed Price	10,000 MMBtu/d	US$9.16/MMBtu	November 2006 — March 2007
NYMEX Fixed Price	10,000 MMBtu/d	US$7.59/MMBtu	November 2006 — March 2007
NYMEX Fixed Price	10,000 MMBtu/d	US$7.82/MMBtu	January 2007 — March 2007
During the year ended December 31, 2006, Paramount entered into a costless foreign exchange collar for settlement on February 26, 2007. The floor price of the foreign exchange collar is CDN $1.1364/US$1, and the ceiling price is CDN $1.0822/US$1 based on an underlying amount of US$150 million.
The aggregate fair value of the above contracts as at December 31, 2006 was a $22.8 million gain (2005 — $4.6 million loss).
(b) Fair Values of Financial Assets and Liabilities
Borrowings under bank credit facilities and the TLB Facility are market rate based, thus, their respective carrying values in the Consolidated Financial Statements approximate fair value. Paramount’s US Senior Notes were trading at approximately 99.3 percent as at December 31, 2006. Fair values for derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract at year-end. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices available to Paramount.
(c) Credit Risk
Paramount is exposed to credit risk from financial instruments to the extent of non-performance by third parties, and non-performance by counterparties to swap agreements. Paramount minimizes credit risk associated with possible non-performance by financial instrument counterparties by entering into contracts with only highly rated counterparties and by controlling third party credit risk with credit approvals, limits on exposures to any one counterparty and monitoring procedures. Paramount sells production to a variety of purchasers under normal

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
industry sale and payment terms. Paramount’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risk.
(d) Interest Rate Risk
Paramount is exposed to interest rate risk to the extent that changes in market interest rates will impact Paramount’s credit facilities that have a floating interest rate.
12. Consolidated Statements of Cash Flows — Selected Information
(a) Items not involving cash

	2006	2005

Unrealized loss (gain) on financial instruments	$(27,373)	$23,989
Stock-based compensation — non cash portion	(21,692)	54,389
Depletion, depreciation and accretion	156,190	184,469
Dry hole	33,464	44,895
(Gain) on sale of property, plant and equipment	(1,850)	(8,412)
Write-down of petroleum and natural gas properties	183,799	14,867
Unrealized foreign exchange loss	9,874	5,861
Provision for doubtful accounts	9,306	—
Equity earnings in excess of cash distributions	(115,849)	(6,017)
Future income tax (recovery)	(51,763)	(50,627)
Other	779	2,696

	$174,885	$266,110

(b) Changes in non-cash working capital

	2006	2005

Short-term investments	$5,284	$13,362
Accounts receivable	(21,491)	(32,519)
Distributions receivable from Trilogy Energy Trust	9,622	(12,028)
Financial instruments (net)	—	3,782
Prepaid expenses	810	(796)
Accounts payable and accrued liabilities	88,907	99,667
Due to related parties	(5,078)	(23,928)

	$78,054	$47,540

Operating activities	$10,807	$(85,300)
Investing activities	67,247	132,840

	$78,054	$47,540

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
(c) Supplemental cash flow information

	2006	2005

Interest paid	$31,368	$24,288
Large corporations and other taxes paid	$6,208	$5,157
13. Related Party Transactions
(a) Trilogy Energy Trust
At December 31, 2006, Paramount held approximately 15.0 million trust units of Trilogy representing 16.2 percent of the issued and outstanding trust units of Trilogy at such time. In addition to the Trilogy trust units held by Paramount, Trilogy and Paramount have certain common members of management and directors. The following transactions have been recorded at the exchange amounts:
•	Paramount provided certain operational, administrative, and other services to Trilogy Energy Ltd., a wholly-owned subsidiary of Trilogy, pursuant to a services agreement between Paramount and Trilogy dated April 1, 2005 (the “Services Agreement”). The Services Agreement had an initial term ending March 31, 2006, was renewed on the same terms and conditions until March 31, 2007 and is expected to be renewed on the same terms and conditions to March 31, 2008. Under the Services Agreement, Paramount is reimbursed for all reasonable costs (including expenses of a general and administrative nature) incurred by Paramount in providing the services. The reimbursement of expenses is not intended to provide Paramount with any financial gain or loss. For the year ended December 31, 2006 the amount of costs subject to reimbursement under the services Agreement totaled $1.9 million (2005 — $4.2 million) which has been reflected as a reduction in Paramount’s general and administrative expense.
•	As a result of the Trilogy Spinout, certain employees and officers of Trilogy hold Paramount stock options and Holdco options. The stock-based compensation expense relating to these options for the year ended December 31, 2006 totaled $0.7 million (2005 — $4.4 million), of which $0.4 million was charged to stock based compensation expense and $0.3 million was recognized in equity in net earnings of Trilogy (2005 — $3.6 million and $0.8 million, respectively.)
•	Paramount recorded distributions from Trilogy totaling $37.3 million in 2006 (2005 (9 Months) — $35.3 million). Distributions receivable of $2.4 million (2005 — $12.0 million) relating to distributions declared by Trilogy in December 2006 were accrued at December 31, 2006 and received in January 2007.
•	In connection with the Trilogy Spinout in 2005, and in order to market Trilogy’s natural gas production, Paramount and Trilogy Energy LP, entered a Call on Production Agreement which provided Paramount the right to purchase all or any portion of Trilogy Energy LP’s available gas production at a price no less favourable than the price that Paramount Resources received on the resale of the natural gas to a gas marketing limited partnership (see “Gas Marketing Limited Partnership” — below). Trilogy Energy LP is a limited partnership which is indirectly wholly-owned by Trilogy.
•	For the year ended December 31, 2005, Paramount purchased 8.5 million GJ of natural gas from Trilogy Energy LP for approximately $70.3 million under the Call on Production Agreement for sale to the gas marketing limited partnership (see below). The price that Paramount paid Trilogy Energy LP for the natural gas was the same that Paramount Resources received on the resale of the natural gas to the related party gas marketing limited partnership. As a result, such amounts were netted for financial statement presentation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
purposes and no revenues or expenses have been reflected in the Consolidated Financial Statements related to these activities.
•	During the course of the year, Paramount also had other transactions in the normal course of business with Trilogy.
•	At December 31 2006, Paramount owed Trilogy $1.5 million (2005 — $6.4 million), excluding distributions receivable from Trilogy.
(b) Drilling Company
During the second quarter of 2006, Paramount and a private company controlled by Paramount’s Chairman and Chief Executive Officer (the “Private Company”) formed a company in the United States (“Drillco”) to supply drilling services to a United States subsidiary of Paramount. On formation, Paramount owned 50 percent of Drillco. Drillco was consolidated into Paramount’s financial statements as a variable interest entity. Drillco has entered into a contract for the purchase of two drilling rigs. In connection with the purchase of the drilling rigs, the Private Company extended demand loans to Drillco having an aggregate principal amount of $11.3 million (US$9.9 million) and bearing interest at a US bank’s prime interest rate plus 0.5 percent.
During the fourth quarter of 2006, Paramount purchased all of the interests in Drillco held by the Private Company for cash consideration of US$1,000.00, and repaid the aggregate principal of the demand loans advanced by the Private Company of $11.3 million and accrued interest thereon of $0.5 million. As of December 31, 2006 Drillco is a wholly-owned subsidiary of Paramount.
(c) Gas Marketing Limited Partnership
In March 2005, Paramount acquired an indirect 30 percent interest (25 percent net of non-controlling interest) in a Gas Marketing Limited Partnership (“Gas LP”) for $7.5 million. In connection with this acquisition, Paramount agreed to make available for delivery an average of 150,000 GJ/d of natural gas over a five year term, to be marketed on Paramount’s behalf by the Gas LP with the expectation that prices received for such gas would be at or above market. The Gas LP commenced operations that month.
During 2005, Paramount sold 10,380,998 GJ of its natural gas production to the Gas LP for $83.3 million. The proceeds of such sales have been reflected in petroleum and natural gas sales revenue. In addition, Paramount sold 8,490,542 GJ of natural gas purchased from Trilogy (see above) to the Gas LP for $70.3 million. These transactions have been recorded at the exchange amounts.
Because of market conditions, including the significant volatility of natural gas prices in the fall of 2005 and the resulting margin requirements, the partners of the Gas LP resolved to cease commercial operations in November 2005 and to dissolve the partnership in due course. In connection with such planned dissolution, Paramount recognized a before tax provision for impairment of $1.1 million in 2005. In 2006 Paramount realized a return of capital of $4.9 million on its initial investment.
(d) Private Oil and Gas Company
At December 31, 2006, Paramount held 2.7 million shares (2005 — 2.7 million shares) of a Privateco, representing 24.8 percent of the issued and outstanding share capital of the company at such time. A member of Paramount’s management is a member of the board of directors of Privateco by virtue of such shareholdings. During 2005, Paramount received dividends and a return-of-capital distribution from Privateco (the “Distributions”). The Distributions were paid in the form of common shares of a Toronto Stock Exchange listed oil and gas company. The value of such shares received by Paramount was $5.7 million, based on the market price of the shares on the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
date of the Distributions. The Distributions reduced the carrying value of Paramount’s investment in the Privateco in the Consolidated Financial Statements.
(e) Other
Drillco has entered into a contract with a company (the “Supplier”) for the construction of two drilling rigs under a cost-plus fee arrangement. An individual who is a part-owner of the Supplier is also a director of another company affiliated with Paramount. Costs to construct the two drilling rigs are estimated at US$17.4 million, including a US$2.0 million fee due and payable to the Supplier upon delivery. In addition to the estimated cost of materials and construction, other incremental costs required to complete, deliver and prepare the rigs for full operation are estimated at approximately US$6.9 million.
During 2006, two officers and a director of Paramount participated in private equity placements undertaken by North American; purchasing an aggregate 156,667 shares of North American for $1.9 million.
During 2006 Paramount’s Chairman and Chief Executive Officer purchased Common Shares of Paramount as more fully described in Note 8 — Share Capital. In addition to the CEO, certain other employees, officers, and directors of Paramount purchased an aggregate 69,100 flow-through Common Shares issued by Paramount for gross proceeds of $2.5 million.
During 2005, certain directors, officers, and employees purchased an aggregate 0.9 million flow through shares issued by Paramount for gross proceeds to Paramount of $21.1 million.
14. Contingencies and Commitments
(a) Contingencies
Paramount is party to various legal claims associated with the ordinary conduct of business. Paramount does not anticipate that these claims will have a material impact on its financial position.
Paramount indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to Paramount to the extent permitted by law. Paramount has acquired and maintains liability insurance for its directors and officers.
The operations of Paramount are complex, and related tax and royalty legislation and regulations, and government interpretation and administration thereof, in the various jurisdictions in which Paramount operates are continually changing. As a result, there are usually some tax and royalty matters under review by relevant government authorities.
All tax filings are subject to subsequent government audit and potential reassessments. Accordingly, the finally determined income tax liability may differ materially from amounts estimated and recorded.
Crown royalties for Paramount’s production from frontier lands in the Northwest Territories have been provided for in the Consolidated Financial Statements based on the Company’s interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments for a significant portion of its past Northwest Territories royalty filings with the Government of Canada. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of future audits and/or assessments by the Government of Canada of Paramount’s Northwest Territories crown royalty

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
filings. Additional amounts could become payable and the impact on the consolidated financial statements could be material.
(b) Commitments
During 2006, Paramount entered into an area wide farm-in agreement (the “Farm-in Agreement”) respecting certain Mackenzie Delta, Northwest Territories exploratory properties (the “Farm-in Properties”). Under the Farm-in Agreement:
•	A 50 percent interest in the Farm-in Properties can be earned by drilling 11 wells within a four year period and making certain continuation payments, the aggregate of which is expected to range between $11 million and $21 million;
•	Approximately $50 million of 3D seismic must be shot;
•	If all of the drilling commitments under the Farm-in Agreement are satisfied, a 50 percent interest in three discoveries previously made in the Mackenzie Delta by the counterparties to the Farm-in Agreement will also be earned; and
•	Five test wells must be drilled; two wells during the 2006 — 2007 drilling season, and three wells during the 2007 — 2008 drilling season, which are estimated by the assignee of the Farm-in Agreement (see below) to cost approximately $95 million in the aggregate. Once five exploratory wells have been drilled (which includes any of the test wells which are exploratory wells), the farmee may elect to stop further drilling and earn a reduced interest in the farm-in lands. In such event, the farmee would remain responsible for the aforementioned seismic commitment and continuation payments. To December 31, 2006, Paramount has incurred approximately $5.5 million associated with commitments under the Farm-in Agreement.
On January 12, 2007, Paramount assigned all of its rights and obligations under the Farm-in Agreement to MGM Energy Corp. (“MGM Energy”), a new publicly traded company, under the MGM Spinout (see Note 15 — Subsequent Events). Notwithstanding such assignment, Paramount continues to be jointly and severally liable for the obligations of MGM Energy under the Farm-in Agreement to the extent such obligations are not satisfied by MGM Energy. MGM Energy is obligated to satisfy all of the obligations of Paramount under the Farm-in Agreement and to take whatever steps are necessary to raise sufficient funds to meet such obligations. If MGM Energy is unable to satisfy its obligations under the Farm-in Agreement and Paramount is thereby required to satisfy such obligations, MGM Energy is obligated to repay to Paramount, on a demand basis, all amounts expended by Paramount to satisfy such obligations. Any amount owing to Paramount will bear interest at a rate equal to Paramount’s cost of capital at the time of expenditure, plus one percent, and will be secured by a charge over all of MGM Energy’s assets.
Paramount has commitments with two oilfield service companies to provide drilling services to Paramount on a “take-or-pay” basis. The total estimated minimum commitment associated with these drilling rig contracts is approximately $9.7 million over a period of two years.
During 2006 Paramount entered into a third party contract to use up to 16.3 MMcf/d of gas processing plant capacity for a fixed fee. Under the contract, Paramount has a use-or-pay obligation for 10.6 MMcf/d capacity, 10.6 MMcf/d net.
At December 31, 2006, Paramount has the following commitments:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)

($ thousands)	2007	2008	2009	2010	2011	After 2011

Transportation	$16,873	$12,050	$8,154	$7,927	$7,792	$49,674
Leases	4,221	2,304	2,304	1,731	1,731	2,706
Capital spending commitment(1)	69,849	112,451	2,451	125	—	—

Total	$90,943	$126,805	$12,909	$9,783	$9,523	$52,380

(1)	Includes commitments under the Farm-in Agreement.
15. Subsequent Events
On January 12, 2007, Paramount completed a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta), resulting in the creation of MGM Energy Corp. (“MGM Energy”) as a new publicly-traded corporation (the “MGM Spinout”).
Through the MGM Spinout:
•	Paramount received a demand promissory note in the principal amount of $12.0 million and 18.2 million voting class A preferred shares of MGM Energy, which shares were subsequently converted into MGM Energy voting common shares on a share-for-share basis;
•	Paramount’s shareholders received an aggregate approximate of 2.8 million voting common shares of MGM Energy and approximately 14.2 million warrant units, with each warrant unit consisting of one MGM Energy short term warrant and one MGM Energy longer term warrant; and
•	MGM Energy became the owner of (i) rights under the Farm-in Agreement; (ii) oil and gas properties in the Colville Lake / Sahtu area of the Mackenzie Delta, Northwest Territories; and (iii) an interest in one well in the Cameron Hills area of the southern portion of the Northwest Territories, all of such property formerly being owned by Paramount (all such assets collectively referred to as the “MGM Energy Assets”).
Each MGM Energy short term warrant entitled the holder thereof to acquire, at the holder’s option either (i) one MGM Energy common share at a price of $5.00; or (ii) one MGM Energy flow-through common share at a price of $6.25 and was exercisable until February 16, 2007. A total of approximately 7.9 million MGM Energy short term warrants were exercised for MGM Energy common shares and approximately 5.9 million MGM Energy short term warrants were exercised for MGM Energy flow-through common shares for aggregate gross proceeds to MGM Energy of approximately $76.5 million. As a result, Paramount’s 18.2 million voting class A preferred shares of MGM Energy were converted into 18.2 million voting common shares of MGM Energy.
As a result of the exercise of the MGM Energy short term warrants and the subsequent private placement to certain directors of MGM Energy, 14.2 million longer term warrants are outstanding. Each MGM Energy longer-term warrant entitles the holder thereof to acquire, at the holder’s option either: (i) one MGM Energy common share at a price of $6.00; or (ii) one MGM Energy flow-through common share at a price of $7.50. The MGM Energy longer term warrants expire on September 30, 2007.
Paramount’s transfer of the MGM Energy Assets to MGM Energy under the MGM Spinout did not result in a substantive change in ownership of the MGM Energy Assets under GAAP. Therefore, the transaction is expected to be accounted for using the carrying value of the net assets transferred and is not expected to give rise to a gain or loss in the consolidated financial statements of Paramount.
Following completion of the MGM Spinout, the exercise of short-term warrants by warrant holders, the private placement to certain of MGM Energy’s directors and the conversion of Paramount’s preferred shares into common shares; Paramount owns 51.7 percent of the voting common shares of MGM Energy, making MGM Energy a subsidiary of Paramount. Since MGM Energy is a subsidiary of Paramount, MGM Energy’s financial position and results of operations and cash flows must be consolidated with Paramount’s.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
Subsequent to December 31, 2006, Paramount entered into the following derivative financial instruments:

	Amount	Price	Term

Purchase Contracts
NYMEX Fixed Price	10,000 MMBtu/d	US$7.70 MMBtu	March 2007
NYMEX Fixed Price	10,000 MMBtu/d	US$7.69 MMBtu	March 2007
In February 2007, Paramount settled its outstanding costless foreign exchange collar for gross proceeds of $4.9 million and entered into a new costless foreign exchange collar for settlement on August 20, 2007. The floor price of the foreign exchange collar is CDN $1.1900/US$1, and the ceiling price is CDN $1.1415/US$1 based on an underlying amount of US$150 million.
16. Geographical Information
Paramount operates in Canada and the United States. Paramount operates in the United States through its wholly owned subsidiaries Summit Resources Inc. and Paramount Drilling U.S. LLC.

	Property, Plant and		Petroleum and
As at and for the year ended December 31, 2006	Equipment	Goodwill	Natural Gas Sales

Canada	$915,355	$12,221	$291,965
United States	67,704	—	20,631

Total	$983,059	$12,221	$312,596

	Property, Plant and		Petroleum and
As at and for the year ended December 31, 2005	Equipment	Goodwill	Natural Gas Sales

Canada	$881,398	$12,221	$463,666
United States	33,181	—	19,004

Total	$914,579	$12,221	$482,670

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
17. Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles
These Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, which in most respects, conform to United States generally accepted accounting principles (“US GAAP”). The significant differences between Canadian and US GAAP that impact Paramount are described below.
NET EARNINGS

	2006	2005

Net earnings (loss) from continuing operations under Canadian GAAP	$(17,793)	$(63,932)
Adjustments under US GAAP, net of tax:
Financial instruments(a)	—	2,054
Future income taxes(b)	(3,099)	(12,297)
Depletion and depreciation expense(c)	547	1,546
Short-term investments(d)	(1,975)	(24)
Dilution gain(e)	(111,345)	—
Stock-based compensation(j)	(7,397)	—
Reorganization costs(i)	(1,427)	(2,969)

Net earnings (loss) under US GAAP before change in accounting policy	$(142,489)	$(75,622)
Change in accounting policy — stock-based compensation, net of tax	(614)	—

Net earnings (loss) under US GAAP	$(143,103)	$(75,622)

Net earnings (loss) per common share under US GAAP before change in accounting policy
Basic	$(2.10)	$(1.17)
Diluted	$(2.10)	$(1.17)

Net earnings (loss) per common share under US GAAP
Basic	$(2.10)	$(1.17)
Diluted	$(2.10)	$(1.17)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
BALANCE SHEET

As at December 31	2006		2005

	As Reported	US GAAP	As Reported	US GAAP

Assets
Cash	14,357	14,357	—	—
Short-term investments(d)	3,890	4,043	14,048	16,176
Accounts receivable	103,324	103,324	92,772	92,772
Distributions receivable from Trilogy Energy Trust	2,406	2,406	12,028	12,028
Financial instrument assets	22,758	22,758	2,443	2,443
Prepaid expenses and other	3,059	3,059	3,869	3,869

	149,794	149,947	125,160	127,288
Property, plant and equipment — net(c)	983,059	980,355	914,579	911,328
Long-term investments and other assets(e)	232,948	116,025	56,467	52,316
Goodwill	12,221	12,221	12,221	12,221
Future income taxes(a)(b)(c)(d)(e)(i)	41,002	44,120	2,923	5,154

	1,419,024	1,302,668	1,111,350	1,108,307

Liabilities
Accounts payable and accrued liabilities(b)	227,338	250,888	155,076	157,370
Due to related parties	1,476	1,476	6,439	6,439
Financial instruments liability	—	—	7,056	7,056
Current portion of stock-based compensation liability(j)	5,243	5,684	27,272	27,272

	234,057	258,048	195,843	198,137
Long-term debt	508,849	508,849	353,888	353,888
Asset retirement obligations	83,815	83,815	66,203	66,203
Deferred credit	—	—	6,528	6,528
Stock-based compensation(j)	28,004	35,159	50,729	50,729
Non-controlling interest	549	549	1,338	1,338

	855,274	886,420	674,529	676,823

Shareholders’ equity
Common shares(b)	341,071	339,852	198,417	214,053
Retained earnings	222,679	76,396	238,404	217,431

	563,750	416,248	436,821	431,484

	1,419,024	1,302,668	1,111,350	1,108,307

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
CASH FLOWS

	2006		2005
	As Reported	US GAAP	As Reported	US GAAP

Cash flows from operating activities(e)	$182,441	$176,047	$160,689	$119,768
Cash flows from financing activities	268,131	268,131	125,682	125,682
Cash flows used in investing activities(e)	$(436,215)	$(429,821)	$(286,371)	$(245,450)
(a) Financial Instruments
For US GAAP purposes, Paramount has adopted Statement of Financial Accounting Standards (“SFAS”) No. 133, as amended, “Accounting for Derivative Instruments and Hedging Activities”. With the adoption of this standard, all derivative instruments are recognized on the balance sheet at fair value. The statement requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Paramount has currently not designated any of the financial instruments as hedges for US GAAP purposes under SFAS 133.
Prior to January 1, 2004, Paramount had designated, for Canadian GAAP purposes, its derivative financial instruments as hedges of anticipated revenue and expenses. In accordance with Canadian GAAP, payments or receipts on these contracts were recognized in income concurrently with the hedged transaction. Accordingly, the fair value of contracts deemed to be hedges was not previously reflected in the balance sheet, and changes in fair value were not reflected in earnings.
Effective January 1, 2004, Paramount has elected not to designate any of its financial instruments as hedges for Canadian GAAP purposes, thus eliminating this US/Canadian GAAP difference in future periods. During the transition, Paramount recognized a deferred financial instrument asset of $3.4 million and a deferred financial instrument liability of $1.8 million as at December 31, 2004 which would not be recorded for US GAAP purposes. The deferred financial instrument asset and liability was amortized to earnings until December 2005 under Canadian GAAP.
(b) Future Income Taxes
The liability method of accounting for income taxes under Canadian GAAP is similar to the US Statement of Financial Accounting Standard (SFAS) No. 109 “Accounting for Income Taxes”, which requires the recognition of future tax assets and liabilities for the expected future tax consequences of events that have been recognized in Paramount’s financial statements or tax returns. Pursuant to US GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted tax rates. This difference did not impact Paramount’s financial position as at, or the results of operations for the years ended December 31, 2006 and 2005.
Accounting for the issuance of flow through shares is more specifically addressed under Canadian GAAP than US GAAP. Under Canadian GAAP, when flow through shares are issued they are recorded based on proceeds received. Upon filing the renouncement documents with the tax authorities, a future tax liability is recognized and shareholders’ equity is reduced for the tax effect of expenditures renounced to subscribers. Under US GAAP, proceeds from the issuance of flow through shares are to be allocated between the sale of the shares and the sale of the tax benefits. The allocation is made based on the difference between the amount the investor pays for the flow through shares and the quoted market price of the existing shares. A liability is recognized for this difference which

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
is reversed upon the renunciation of the tax benefit. The difference between this liability and the deferred tax liability is recorded as income tax expense.
To conform with US GAAP, common share capital would have to be increased by $6.7 million and accounts payable and accrued liabilities would have to be reduced by $2.3 million with the difference charged to future income tax expense as at and for the year ended December 31, 2006 due to the renunciation in 2006 of tax benefits relating to the flow through shares issued on July 14, 2005. In addition, share capital would have to be reduced by $23.6 million and a corresponding amount of accounts payable and accrued liabilities would have to be recognized as at December 31, 2006 for the difference between the cash proceeds from the issuance of flow through shares on March 30, 2006 and November 28, 2006, and the quoted market value of the shares.
To conform with US GAAP, common share capital would have to be increased by $20.0 million and accounts payable and accrued liabilities would have to be reduced by $7.7 million with the difference charged to future income tax expense as at and for the year ended December 31, 2005 due to the renunciation in 2005 of tax benefits relating to the flow through shares issued on July 14, 2005 and October 14, 2004.
In addition, share capital would have to be reduced by $4.6 million and a corresponding amount of accounts payable and accrued liabilities would have to be recognized as at December 31, 2005 for the difference between the cash proceeds from the issuance of flow through shares on July 14, 2005 and the quoted market value of the shares.
(c) Property, Plant and Equipment
Under both US GAAP and Canadian GAAP, property, plant and equipment must be assessed for potential impairments. Under US GAAP, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated expected future cash flows. Prior to January 1, 2004, under Canadian GAAP, impairment losses were calculated as the difference between the carrying value of the asset and its net recoverable amount (undiscounted). Effective January 1, 2004, the CICA implemented a new pronouncement on impairment of long-lived assets, which eliminated the US/Canadian GAAP difference going forward.
The resulting differences in recorded carrying values of impaired assets prior to January 1, 2004 result in differences in depreciation, depletion and accretion expense until such time that the related assets are fully depleted under Canadian GAAP. For the year ended December 31, 2006 and 2005, a reduction in depletion expense of $0.5 million ($0.4 million net of tax) and $2.5 million ($1.5 million net of tax), respectively, would have to be adjusted under US GAAP for the depletion expense recognized under Canadian GAAP on properties for which an impairment provision would have been reflected in 2002 and 2001 under US GAAP.
In 2005, Paramount transferred certain properties to Trilogy Energy Trust as part of the plan of arrangement reorganization disclosed in Note 3. The assets that became part of the Trilogy Spinout included certain assets that were impaired in 2002 and 2001 under US GAAP having a total net book value of $21.8 million as at December 31, 2005 under Canadian GAAP, of which 81 percent (or $17.7 million) was charged to retained earnings with the remaining 19 percent (or $4.1 million) capitalized to Investment in Trilogy Energy Trust representing the interest retained by Paramount. Under US GAAP, the full amount of the net book value of such assets should have been charged to retained earnings to recognize their impairment in 2001 and 2002.
(d) Short-Term Investments
Under US GAAP, equity securities that are bought and sold in the short-term are classified as trading securities. Unrealized holding gains and losses related to trading securities are included in earnings as incurred. Under Canadian GAAP, these gains and losses are not recognized in earnings until the security is sold. At December 31,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
2006, Paramount had unrealized holding gains of $0.2 million (net of tax — $0.1 million)   (2005 — gain of $2.1 million, net of tax — $1.3 million).
(e) Long-Term Investments and other Assets
In 2005, Paramount transferred certain properties to Trilogy Energy Trust as part of the plan of arrangement reorganization. The assets that became part of the Trilogy Spinout included certain assets that have been impaired in 2001 and 2002 under US GAAP having a total net book value of $21.8 million as at the date of the Trilogy Spinout under Canadian GAAP, of which 81 percent (or $17.7 million) was charged to retained earnings with the remaining 19 percent (or $4.1 million) capitalized to long-term investments and other assets, representing the interest retained by Paramount. Under US GAAP, the full amount of the net book value of such assets would have been charged to retained earnings to recognize their impairment in 2001 and 2002.
During the year ended December 31, 2006, Paramount recognized a dilution gain of $111.3 million ($93.9 million net of tax) relating to its investment in North American Oil Sands Corporation (“North American”), an entity under the development stage. The dilution gain resulted from North American’s issuance of additional shares to other parties. As a result, Paramount recognized $17.4 million of previously unrecognized tax assets.
Under US GAAP, a dilution gain would not be recognized as the investee is an entity under the development stage. This adjustment resulted in Paramount derecognizing the $111.3 million dilution gain, as well as the $17.4 million of tax assets.
(f) Statements of Cash Flow
The application of US GAAP would change the amounts as reported under Canadian GAAP for cash flows provided by (used in) operating, investing or financing activities. Under Canadian GAAP, dry hole costs of $33.5 million (2005 — $44.9 million) are added back to net earnings in calculating cash flows from operating activities. Under US GAAP, dry hole costs represent cash flows from operating activities and therefore should not be added back to net earnings in calculating cash flows from operating activities.
Under Canadian GAAP, the consolidated statements of cash flows include, under investing activities, net changes in working capital accounts relating to property, plant and equipment, such as accrued capital expenditures payable. Under US GAAP, such changes in working capital accounts are presented as part of cash flows from operating activities. For the year ended December 31, 2006, there would be a decrease of $27.1 million to cash flows used in investing activities related to changes in investing working capital accounts, and an increase in cash flows from operating activities for the same amounts.
For the year ended December 31, 2005, there would be an increase of $4.0 million to cash flows used in investing activities related to changes in investing working capital accounts, and a decrease in cash flows from operating activities for the same amount.
The presentation of funds flow from operations is a non US GAAP terminology.
(g) Buy/Sell Arrangements
Under US GAAP, buy/sell arrangements are reported on a gross basis. For the year ended December 31, 2006, Paramount had sales of $14.8 million (2005 — $73.7 million) and purchases of $14.0 million (2005 — $73.1 million), related to buy/sell arrangements. The net gain of $0.8 million (2005 — $0.6 million gain) has been reflected in revenue for Canadian GAAP purposes.
(h) Other Comprehensive Income

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
Under US GAAP, certain items such as the unrealized gain or loss on derivative instrument contracts designated and effective as cash flow hedges are included in other comprehensive income. In these financial statements, there are no comprehensive income items other than net earnings.
(i) Reorganization Costs
In connection with the Trilogy Spinout in 2005, Paramount incurred reorganization costs totaling $4.8 million, which were charged to retained earnings under Canadian GAAP. Under US GAAP, reorganization costs are treated as period costs.
In connection with the MGM Spinout, Paramount incurred reorganization costs totaling $1.4 million, which were deferred and capitalized under Canadian GAAP. Under US GAAP, reorganization costs are treated as period costs.
(j) Stock-based Compensation
Under Canadian GAAP, Paramount uses the intrinsic value method to recognize its liability relating to outstanding stock options issued to certain employees, officers, directors and others. Under US GAAP, US SFAS No. 123(R) was issued in 2005 requiring Paramount to calculate its liability relating to share-based payments using the fair value method effective January 1, 2006. The effect of initially measuring the stock-based compensation liability at its fair value on January 1, 2006 under US GAAP resulted in a reduction of stock-based compensation liability of $0.2 million ($0.6 million net of tax) which is shown as cumulative effect of a change in accounting principle in the statements of earnings and retained earnings. The adoption of SFAS 123(R) also resulted in the increase in compensation cost by $7.4 ($6.8 million net of tax) for the year ended December 31, 2006.
Paramount uses the Black-Scholes method and the following key assumptions in estimating the fair value of stock options:

Risk-free interest rate	4.07%
Maximum expected life	4.5 years
Expected volatility:
Paramount options	42%
Holdco options	33-36%
Expected dividends	Nil